UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Debt Financing for CAD$60 million

Company secures new debt facility with CIBC Innovation Banking and the Business Development of Canada

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 20, 2022--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that it has entered into a credit agreement for a new debt financing facility with CIBC Innovation Banking as administrative agent, and CIBC Innovation Banking and the Business Development Bank of Canada (BDC) as lenders. The new debt facility is for CAD$60 million and has a term of four years. The new facility will provide additional liquidity to the company’s balance sheet.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

About BDC

BDC is the bank for Canadian entrepreneurs. Its purpose is to support small and mid-sized businesses in all industries and at all stages of growth. Whether business owners want to take on new markets, make their operations more efficient, acquire another business or everything in between, BDC provides access to financing, as well as advisory services to meet their needs. BDC’s investment arm, BDC Capital, offers a wide range of risk capital solutions. BDC supports underserved entrepreneurs and emergent industries to generate greater social and economic impact. BDC is also certified B Corp and actively contributes to the growth of a worldwide movement of entrepreneurs who create inclusive and sustainable prosperity. For more information on BDC’s solutions, and to consult more than 1,000 free tools and articles visit bdc.ca.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties, we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

David Climie
Sierra Wireless
Investor Relations
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: January 20, 2022